UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

Innocoll Holdings plc
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G4783X105
(CUSIP Number)

Dr. Anthony Wild Rigistrasse 28 CH-6006 Luzern, Switzerland +41 (41) 410 79 50
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4783X105
1	NAME OF REPORTING PERSONS Anthony Wild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,673
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 812,673
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G4783X105
1	NAME OF REPORTING PERSONS Michael Myers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,219*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 516,219*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,219*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

* Includes 142,358 Ordinary Shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options and 13,170 Ordinary Shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable warrants.

CUSIP No. G4783X105
1	NAME OF REPORTING PERSONS Value Recovery Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,996*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 190,996*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,996*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IV

* Includes 32,648 Ordinary Shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options.

CUSIP No. G4783X105
1	NAME OF REPORTING PERSONS William P. O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,996*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,996*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,996*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

* Includes 32,648 Ordinary Shares the Reporting Person has the right to acquire or receive within 60 days pursuant to exercisable options.

Item 1.   Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, $0.01 par value per share (the “Ordinary Shares”), of Innocoll Holdings plc, an Irish public limited company (the “Issuer”). The principal executive offices of the Issuer are located at Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland.

Item 2.   Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Dr. Anthony Wild, a citizen of Switzerland (“Dr. Wild”); Michael Myers, a citizen of Ireland (“Dr. Myers”); Value Recovery Fund, LLC, a Delaware limited liability company (“VRF”); and William P. O’Donnell, a citizen of the United States (“Mr. O’Donnell”); The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Mr. O’Donnell is a control person of VRF.

(b) The address of VRF and Mr. O’Donnell is One Landmark Square, 4th Floor, Stamford, CT 06901. The address of Dr. Wild is Rigistrasse 28, CH-6006 Luzern, Switzerland. The address of Dr. Myers is 42127 Pleasant Forest Court, Ashburn, VA 20148.

(c) The principal business of VRF is acquiring and holding securities for investment purposes. The principal occupation of Mr. O’Donnell is serving as a partner of VRF. Dr. Wild and Dr. Myers are retired. Dr. Wild previously served as Chairman of the Issuer’s board of directors. Dr. Myers previously served as the Chief Executive Officer of the Issuer.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization, as applicable, of all Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.   Source and Amount of Funds or Other Consideration

VRF and Mr. O’Donnell (together, the “VRF Parties”) expended an aggregate amount equal to $1,045,504 (including commissions) to acquire 190,996 Ordinary Shares (including 32,648 Ordinary Shares VRF has the right to acquire or receive within 60 days pursuant to exercisable options) (the “VRF Shares”). Funds used to purchase reported securities have come from the working capital of VRF, which, at any given time, may include margin loans made by brokerage firms or banks in the ordinary course of business. Dr. Wild expended an aggregate amount of personal funds equal to $3,824,090 (including commissions) to acquire 812,673 Ordinary Shares (the “Wild Shares”).  Dr. Myers (i) expended an aggregate amount equal to $175,000 to acquire 36,165 Ordinary Shares and (ii) acquired 480,054 Ordinary Shares (including 142,358 Ordinary Shares Dr. Myers has the right to acquire or receive within 60 days pursuant to exercisable options and 13,170 Ordinary Shares Dr. Myers has the right to acquire or receive within 60 days pursuant to exercisable warrants) from the Company in connection with his roles as a former member of the Issuer’s board of directors and as former Chief Executive Officer of the Issuer (in the aggregate, the “Myers Shares”).

Item 4.   Purpose of Transaction

(a)-(j) The VRF Parties, Dr. Wild and Dr. Myers are shareholders of the Issuer who each have significant concerns regarding certain developments at the Issuer, including but not limited to the steep decline in the price of the Ordinary Shares, failure to achieve certain regulatory milestones (e.g., failure to obtain FDA approvals for certain products manufactured by the Issuer), value-destructive actions taken by the Issuer’s board of directors and management over the past several years (including but not limited to the significant operating cash burn rate over the past two years, resulting in the Issuer not being in a position to fully fund the completion of the lead product new drug application and ongoing operations), and the recent announcement that the Issuer is currently considering and in discussions that may or may not lead to the making of an offer for the entire issued share capital of the Issuer at a time when the trading price for the Ordinary Shares was down 89.4% from the 52-week high trading price (while not communicating to shareholders any other alternatives that have been contemplated by the board of directors).  The VRF Parties, Dr. Wild and Dr. Myers have engaged in discussions regarding the foregoing issues, as well as the current state of  affairs at the Issuer amongst themselves, but affirmatively (i) disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act and (ii) are filing this joint Statement solely out of an abundance of caution.

Given the Issuer’s failure to clearly articulate a strategy going forward, the Reporting Persons have engaged and may continue to engage in communications regarding the Issuer with other shareholders of the Issuer, knowledgeable industry or market observers, industry participants, members of the board of directors or management of the Issuer or other representatives of the Issuer, or other persons. Such discussions may concern potential business strategies, ideas or proposals that, if successfully implemented, may result in one or more of the events described in in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares, the availability of debt and equity financing for a transaction involving the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they each deem appropriate at the time given the current facts, circumstances and conditions before them. Such actions may include, but are not limited to: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) submitting bids, proposals, indications of interest, and/or formal offers to the board of directors, management or advisors of the Issuer for their review and consideration; (iv) negotiating with such persons and/or their legal and financial representatives regarding the potential terms of a transaction; (v) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (vi) entering into agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; (vii) entering into agreements, understandings and/or arrangements with others, including but not limited to interested market or industry participants, with respect to the future use, sale and/or future deployment of the Issuer’s assets, including but not limited to its intellectual property; (viii) exploring and negotiating with various sources of financing for a potential transactions with or related to the Issuer; or (ix) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.   Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,519,888 Ordinary Shares. Based upon a total of 29,748,239 outstanding Ordinary Shares, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2016, the Reporting Persons’ Ordinary Shares represent approximately 5.1% of the outstanding shares of Common Stock. The Reporting Persons affirmatively disclaim the existence of a “group” between the VRF Parties, Dr. Wild and Dr. Myers within the meaning of Section 13(d)(3) of the Exchange Act.

The VRF Parties beneficially own and have the power to vote or to direct the vote of (and the power to dispose of direct the disposition of) the VRF Shares (which include 32,648 Ordinary Shares VRF has the right to acquire or receive within 60 days pursuant to exercisable options). The VRF Parties disclaim beneficial ownership of the Wild Shares and the Myers Shares.

Dr. Wild beneficially owns and has the power to vote or to direct the vote of (and the power to dispose of direct the disposition of) the Wild Shares. Dr. Wild disclaims beneficial ownership of the VRF Shares and the Myers Shares.

Dr. Myers beneficially owns and has the power to vote or to direct the vote of (and the power to dispose of direct the disposition of) the Myers Shares (which include 142,358 Ordinary Shares Dr. Myers has the right to acquire or receive within 60 days pursuant to exercisable options and 13,170 Ordinary Shares Dr. Myers has the right to acquire or receive within 60 days pursuant to exercisable warrants). Dr. Myers disclaims beneficial ownership of the VRF Shares and the Wild Shares.

As of the date hereof, no Reporting Person beneficially owns any Ordinary Shares other than those set forth in this Item 5.

(c) None of the Reporting Persons have effected any transactions in the Ordinary Shares in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 31, 2017, by and among Anthony Wild, Michael Myers, Value Recovery Fund, LLC, and William P. O’Donnell.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2017

ANTHONY WILD

/s/ Anthony Wild

MICHAEL MYERS

/s/ Michael Myers

VALUE RECOVERY FUND, LLC

By:	/s/ William P. O’Donnell
	Name:	William P. O’Donnell
	Title:	Partner

WILLIAM P. O’DONNELL

/s/ William P. O’Donnell

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Innocoll Holdings plc, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 31, 2017

ANTHONY WILD

/s/ Anthony Wild

MICHAEL MYERS

/s/ Michael Myers

VALUE RECOVERY FUND, LLC

By:	/s/ William P. O’Donnell
	Name:	William P. O’Donnell
	Title:	Partner

WILLIAM P. O’DONNELL

/s/ William P. O’Donnell